1000 Cathedral Place 925 West Georgia Street Vancouver, British Columbia Canada V6C 3L2 Telephone: (604) 662-8808 Facsimile: (604) 669-8803 www.sangramoller.com	Reply Attention of: Rod Talaifar Our File No.: 6963 055 Direct Line: (604) 692-3023 Email: rtalaifar@sangramoller.com

October 27, 2014

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (the "Company") Form 20-F for the year ended December 31, 2013 (the "2013 20-F") Filed March 31, 2014 File No. 001-04192

We act as counsel for the Company and write in connection our telephone conversation with Heather Clark of the United States Securities and Exchange Commission (the "Commission") on October 27, 2014 regarding our letter dated August 29, 2014 (the "Initial Response Letter") in response to the initial letter dated August 7, 2014 from the Commission commenting on the 2013 20-F. Further to such conversation, on behalf of the Company, please find enclosed herewith a copy of the exhibit referenced in the Initial Response Letter.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

Per:	/s/ Rod Talaifar
Rod Talaifar

cc.	MFC Industrial Ltd. Attention: Samuel Morrow

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 41. ~~Recast~~Restatement of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

Reconciliation of net income for the year ended December 31, 2012:

		~~Recast~~Restated	~~Recast~~Restated		Error
	Historical	adjustments*	adjustments**		correction	~~Recast~~Restated
Net sales	$479,507	$–	$–		$–	$479,507
Equity income	6,152	–	–		–	6,152
Gross revenues	485,659	–	–		–	485,659

Costs and Expenses:
Costs of sales	407,626	–	(918	)(i)	–	406,708
Impairment of available-for-sale securities	4,265	–	–		–	4,265
Impairment of interest in resource properties	42,631	–	–		_	42,631
Selling, general and administrative	47,737	–	–		–	47,737
Share-based compensation — selling, general
and administrative	9	–	–		–	9
Finance costs	12,431	–	(797	)(ii)	–	11,634
	514,699	–	(1,715)		–	512,984

Loss from operations	(29,040)	–	1,715		–	(27,325)

Other items:
Exchange differences on foreign currency
transactions	7,108	–	–		–	7,108
Change in fair value of puttable instrument
financial liabilities	(77)	–	–		–	(77)
Bargain purchase	247,004	(21,821)	–		(6,504)	218,679

Income before income taxes	224,995	(21,821)	1,715	(iii)	(6,504)	198,385
Income tax (expense) recovery:
Income taxes	8,528	–	–		–	8,528
Resource property revenue taxes	(5,902)	–	–		–	(5,902)
	2,626	–	–		–	2,626
Net income for the year	227,621	(21,821)	1,715		(6,504)	201,011
Less: Net (income) loss attributable to non-
controlling interests	(867)	–	–		–	(867)
Net income attributable to owners of the parent
company	$226,754	$(21,821)	$1,715		$(6,504)	$200,144
Basic and diluted earnings per share	$3.62	$(0.35)	$0.03		$(0.10)	$3.20

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:~~.~~

Overstatement of land values; assets held for sale	$(4,465)
Overstatement of land values; hydrocarbon unproved lands	(17,945)
Under-accrual of gas cost allowance	(1,737)
Understatement of facility term financing	(4,804)
(28,951)
Income tax effect thereon	7,130
Net restated adjustments	$(21,821)

**	Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

The net income, total comprehensive income and comprehensive income attributable to owners of the parent company for the year ended December 31, 2012 were reduced by 26,610 (representing the sum of the ~~recast~~restated adjustments and error correction).

MFC INDUSTRIAL LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2013

Note 41. ~~Recast~~Restatement of Consolidated Statements during the Measurement Period and Correction of an Error (continued)

Reconciliation of financial position as at December 31, 2012:

ASSETS		~~Recast~~Restated		~~Recast~~Restated		Error
	Historical	adjustments*		adjustments*~~*~~		Correction	~~Recast~~Restated
Current Assets
Assets held for sale	$128,657	$(4,465	)(i)	$–		$–	$124,192
Other current assets	555,621	–		–		–	555,621
Total current assets	684,278	(4,465)		–		–	679,813
Non-current Assets
Hydrocarbon unproved lands	48,728	(17,945	)(ii)	918	(i)	–	31,701
Deferred income tax assets	18,510	7,130	(v)	–		(6,504)	19,136
Other non-current assets	629,973	–		–		–	629,973
Total non-current assets	697,211	(10,815)		918		(6,504)	680,810
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623
LIABILITIES AND EQUITY
Current Liabilities
Account payables and accrued expenses	$77,586	$1,737	(iii)	$80	***	$–	$79,403
Facility term financing	7,390	3,869	(iv)	(797	)(ii)	–	10,462
Other current liabilities	253,954	–		(80	)***	–	253,874
Total current liabilities	338,930	5,606		(797)		–	343,739
Long-term liabilities
Facility term financing	11,328	935	(iv)	–		–	12,263
Other long-term liabilities	267,846	–		–		–	267,846
Total long-term liabilities	279,174	935		–		–	280,109
Total liabilities	618,104	6,541		(797)		–	623,848
Equity
Capital stock, fully paid	382,746	–		–		–	382,746
Treasury stock	(68,610)	–		–		–	(68,610)
Contributed surplus	13,037	–		–		–	13,037
Retained earnings	426,184	(21,821	)(vi)	1,715	(iii)	(6,504)	399,574
Accumulated other comprehensive income	3,840	–		–		–	3,840
Shareholders' equity	757,197	(21,821)		1,715		(6,504)	730,587
Non-controlling interests	6,188	–		–		–	6,188
Total equity	763,385	(21,821)		1,715		–	736,775
	$1,381,489	$(15,280)		$918		$(6,504)	$1,360,623

*	Adjustments reflecting new information obtained during the measurement period about facts and circumstances that existed as of the acquisition date, which consisted of:

(i)	Overstatement of land values; assets held for sale	$(4,465)
(ii)	Overstatement of land values; hydrocarbon unproved lands	(17,945)
(iii)	Under-accrual of gas cost allowance	(1,737)
(iv)	Understatement of facility term financing	(4,804)
		(28,951)
(v)	Income tax effect thereon	7,130
(vi)	Net restated adjustments	$(21,821)

**

Adjustments representing effects on the post-combination earnings as a result of the revision of assets and liabilities at the acquisition date, which consisted of: (i) reversal of expiry of hydrocarbon unproved lands; (ii) reduction of interest accretion on facility term financing; and (iii) the total of (i) and (ii) above.

***	Reclassification of provisions for warranty into accounts payables and accrued expenses.